Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

           Attention Business/Financial Editors:
           ACE Aviation Holdings Inc. completes secondary offerings of Aeroplan and
           Jazz and provides update on its cash position

           MONTREAL, Oct. 22 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that it has completed the secondary offerings of 22.0 million units of the Aeroplan Income Fund and 35.5 million units of the Jazz Air
Income Fund.
           On closing the transactions, ACE received aggregate net proceeds of
$726 million.
           Following the receipt of these funds and the completion of the monetization of ACTS on October 16, ACE's cash and cash equivalents amount to approximately $1.85 billion.

           About ACE Aviation Holdings

           ACE is a holding company of various aviation interests including Air
Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS.

           CAUTION REGARDING FORWARD-LOOKING INFORMATION
           ---------------------------------------------

           Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
           Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward looking statements. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
           %SEDAR: 00020954EF          %CIK: 0001295721

           /For further information: for ACE: Isabelle Arthur (Montreal), (514)
422-5788; Angela Mah (Vancouver), (604) 270-5741; Peter Fitzpatrick (Toronto),
 (416) 263-5576; Internet: www.aceaviation.com/
           (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 08:27e 22-OCT-07